EXHIBIT 99.1

RADA Electronic Industries Ltd. Press Release

RADA Reports Order of $2M from Strategic Customer

NETANYA, Israel, Sep 6th, 2016 -- RADA Electronic Industries Ltd. (Nasdaq: RADA) announced today that it had received follow-on orders from a strategic customer, for delivery of ground debriefing stations (GDS), totaling $2M.

Deliveries are to be completed by mid-2017.

This follow-on order is in addition to previous orders from the same customer for airborne mission data & video recording systems for fighter aircraft. RADA has been a supplier of recorders and debriefing solutions to this strategic customer for over 15 years.

Zvika Alon, RADA CEO, commented: "this follow-on order re-emphasizes our long-term relationship with this strategic customer, who is one of our major customers for recorders and debriefing stations. We expect further orders and ongoing stable business with this customer for the years ahead, contributing to the stability of our avionics line of business”.

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radars for Force and Border Protection, Inertial Navigation Systems for air and land applications, and Avionics Systems and Upgrades.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact:
Dov Sella (CBDO)
Tel: +972-9-892-1111
mrkt@rada.com